Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton to present at the CIBC World Markets Energy Conference

    CALGARY, April 16 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) is pleased to announce that Ernie Sapieha, President & CEO, will present at 6:00 am MT (8:00 am ET) on Wednesday, April 18, 2007 at the CIBC
World Markets 2007 Energy Conference in Toronto.
    Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO. Telephone: (403) 237-9400, Fax: (403) 237-9410. Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 10:36e 16-APR-07